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                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Oak Technology, Inc.:

We consent to incorporation by reference in the registration statement on Form S-8 of Oak Technology, Inc. dated on or about January 11, 2000, of our report dated July 30, 1999, relating to the consolidated balance sheets of Oak Technology, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999, and the related consolidated financial statement schedule, which report appears in the June 30, 1999 Annual Report on Form 10-K/A of Oak Technology, Inc., dated December 9, 1999.



/s/ KPMG LLP

Mountain View,  California
January 10, 2000